UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Floor 25, No. 36 Middle Wanjiali Road

Xiyingmen Commercial Plaza

Yuhua District, Changsha City, China 410014

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

This current report on Form 6-K is being filed to clarify the home country rule exemption disclosure included in our Form 20-F for fiscal year ended June 30, 2018 to specifically reference NASDAQ Listing Rule 5635.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval for a business combination, and NASDAQ Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares. In addition, we also elected to be exempted from NASDAQ Listing Rules 5605 with respect to the composition requirement of the Board of Directors, audit committee, compensation committee and nominating committee. Under NASDAQ Listing Rule 5605, a U.S. domestic listed company is required to have a board of directors of a majority of independent directors and an audit committee, compensation committee and nominating committee, each composed entirely of independent directors, which are not required under the Business Companies Act of British Virgin Islands, our home country.

Except for the foregoing, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the NASDAQ.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN TEA, INC.

Date: May 13, 2019	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

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